Filed by ChipMOS Technologies Inc.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: ChipMOS Technologies Bermuda Ltd

(Commission File No.: 000-31106)

Contacts:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

UPDATE: MERGER APPROVED BY SHAREHOLDERS OF ChipMOS AND ChipMOS TAIWAN

Hsinchu, Taiwan, August 12, 2016 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today announced that its shareholders have approved the merger (the “Merger”) of ChipMOS with and into ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”, Taiwan Stock Exchange: 8150), a company limited by shares incorporated under the laws of the Republic of China and a 58.3% directly owned subsidiary of ChipMOS as of January 21, 2016, with ChipMOS Taiwan being the surviving company after the Merger at ChipMOS’s annual general meeting of shareholders (the “Annual General Meeting”) held today. It was announced that 83.41% of the outstanding shares ChipMOS were voted in favor of the Merger (1.03% of the outstanding shares of ChipMOS were voted against the Merger, 0.44% abstained, and 15.12% did not vote). In addition, 83.66% of the outstanding shares ChipMOS Taiwan were voted in favor of the Merger at the ChipMOS Taiwan Extraordinary General Meeting, which was also held today (0.0% of the outstanding shares of ChipMOS were voted against the Merger, 5.84% abstained, and 10.50% did not vote). Both ChipMOS and ChipMOS Taiwan expect to close the Merger by October 31, 2016.

In connection with the Merger, the Annual General Meeting has also approved (i) the Agreement and Plan of Merger dated January 21, 2016 (the “Merger Agreement”) by and between ChipMOS and ChipMOS Taiwan and the transactions contemplated therein, (ii) the statutory merger agreement between ChipMOS and ChipMOS Taiwan (the “Bermuda Merger Agreement”) and the transactions contemplated therein and (iii) ChipMOS’s adoption of the Merger Agreement and the Bermuda Merger Agreement, and has authorized any one or more of the directors of ChipMOS to execute and deliver documents on his behalf and on behalf of ChipMOS in connection with, and to do all things necessary to give effect to, the Merger, the Merger Agreement, the Bermuda Merger Agreement and the matters contemplated thereby.

All other proposals at the Annual General Meeting were approved by the ChipMOS shareholders, including the re-election to the Board of Directors of ChipMOS (the “Board”) of Messrs. John Yee Woon Seto, Chao-Jung Tsai and Rong Hsu, as directors for three-year terms; and the re-appointment of PricewaterhouseCoopers, Taiwan, as the independent auditors of ChipMOS, to hold office until the close of the next annual general meeting, and the authorization of the Board to determine their remuneration.

Under the Merger Agreement, ChipMOS’s shareholders will receive US$3.71 in cash, without interest, and 0.9355 American Depository Shares (“ADS” and each ADS representing 20 new common shares, par value of NT$10 each, to be issued by ChipMOS Taiwan (“ChipMOS Taiwan Shares”)) representing 18.71 ChipMOS Taiwan Shares in exchange for each ChipMOS common share of par value US$0.04 held immediately prior to the closing of the Merger. This would represent US$22.30 in total consideration as of August 11, 2016 and a premium of 16.5%, based on the average closing prices of ChipMOS and ChipMOS Taiwan on the Nasdaq and the Taiwan Stock Exchange on August 11, 2016 and an exchange rate of NT$31.3 to US$1.0. On closing of the Merger, all common shares of ChipMOS and ChipMOS Taiwan Shares currently held by ChipMOS will be cancelled.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS and ChipMOS Taiwan, commented, “Today’s overwhelmingly positive vote is a strong endorsement of the strategic rationale and potential cost savings to the Company. We are very excited to be near the end of our multi-year corporate streamlining process. We will now work to secure the two approvals required in Taiwan, as we have already received necessary approvals by the U.S. Securities and Exchange Commission and Bermuda authorities. Our goal is to now finalize the merger on an accelerated schedule by October 31, 2016. Importantly, we will be moving forward as a unified, more efficient company with diverse and compelling near and longer term growth opportunities.”

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan and Qinpu Industrial Zone in Shanghai, ChipMOS and its subsidiaries provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS Taiwan, is listed on the Taiwan Stock Exchange under Stock Ticker 8150.

This press release is not an offering of securities for sale in any jurisdiction

ChipMOS TECHNOLOGIES INC. (“ChipMOS TW”) filed with the U.S. Securities and Exchange Commission (the “U.S. SEC”) a registration statement on Form F-4 on February 26, 2016, in connection with the merger of ChipMOS TECHNOLOGIES (Bermuda) LTD. (“IMOS”) with and into ChipMOS TW. The Form F-4 has been declared effective by the U.S. SEC on June 23, 2016. The Form F-4 contains a prospectus, the proxy statement for the merger, and other documents. In addition, certain participants in the merger including IMOS filed with the U.S. SEC a Schedule 13E-3 transaction statement on February 26, 2016, in connection with the merger. These documents, as they may be amended from time to time, contain important information about ChipMOS TW and IMOS, the merger, and related matters including the terms and conditions of the transaction. U.S. shareholders of IMOS are urged to read these documents, as they may be amended from time to time, carefully before they make any decision at any shareholders’ meeting of IMOS with respect to the merger. The Form F-4, prospectus, proxy statement, Schedule 13E-3, and all other documents filed with the U.S. SEC in connection with the merger are available, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, these documents are available, free of charge, to shareholders of IMOS who make a written request to irene_tsai@chipmos.com.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC, including the Schedule 13E-3 transaction statement and the proxy statement filed by the Company.